May 1, 2015

Securities and Exchange Commission	VIA EDGAR
Division of Corporation Finance
Attn: Dietrich King, Assistant Director
100 F Street, N.E.

Washington, D.C.  20549

Re:                             Equitable Financial Corp.

File Number 333-202707

Registration Statement on Form S-1 (“Registration Statement”)

Dear Mr. King:

On behalf of Equitable Financial Corp. (the “Company”), and in connection with the above-referenced Registration Statement, we are submitting below the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 8, 2015.  Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith.

For your convenience, the responses set forth below have been placed in the order in which the Staff presented the comments and the text of each comment is presented in bold before each response.

How We Intend to Use the Proceeds from the Offering, page 32

1.                                      The percentage distribution of net proceeds in the minimum column appears to total more than 100% of the proceeds.  Please revise the table or add a note explaining the calculations.  We note that you disclose on page 8 that you intend to distribute net proceeds of 50% or approximately $4,650 to Equitable Bank based on the sale of 1,275,000 shares at $8.00 per share.  In this regard, it would appear appropriate to revise the tabular presentation of the amount retained by New Equitable to be $4,038.  In addition, a revision to the related tabular presentation of the pro forma equity capital and regulatory capital of

Equitable Bank and the reconciliation of capital infused into Equitable Bank appearing on page 36 — Historical and Pro Forma Regulatory Capital Compliance appears necessary to indicate a pro forma increase of $3,680 consistent with Note 1 on page 32 of the amount of net proceeds retained by New Equitable of $3.6 million at the minimum of the offering range.

Response:                                        The table and note 1 have been revised on page 39 of the prospectus included in Amendment No. 1 (the “Prospectus”) in response to the comment.  With the revisions, the table and note 1 are consistent with the related tabular presentation of the pro forma equity capital and regulatory capital of Equitable Bank and the reconciliation of capital infused into Equitable Bank appearing on page 43 of the Prospectus.  The disclosure on page 8 of the Prospectus has been revised to state that the Company may invest as much as 56% of the net proceeds in Equitable Bank, making this disclosure consistent with the table and note 1 on page 39 of the Prospectus, as well as the presentation on page 43 of the Prospectus.

Capitalization, page 37

2.                                      Please tell us how you determined the amount of deposits and borrowed funds for Old Equitable Historical at December 31, 2014 as these amounts are not consistent with the amounts presented in the Consolidated Balance Sheet.

Response:                                        The capitalization table has been revised on page 44 of the Prospectus in response to the comment.  The amount of deposits and borrowed funds are now consistent with the Consolidated Balance Sheet.

Pro Forma Data, page 39

3.                                      Please revise your disclosure on page 40 to reflect, if true, that you intend to contribute at least 50% of the net proceeds from the stock offering to the Bank and up to as much as 56%.  In this regard, we note the table on page 32.

Response:                                        The disclosure has been revised on page 47 of the Prospectus in response to the comment.  Corresponding revisions also were made on page 8 and page 43 of the Prospectus.

Notes to Pro Forma Data, page 42

4.                                      The stock awards amounts at all range levels for the six months ended 12/31/2014 are inconsistent with the Note 2 assumptions on page 42.  Please revise to state that the table assumes that (ii) 10% of the amount contributed to the plan is amortized as an expense during the six months ended December 31, 2014.

Response:                                        The disclosure in note 2 has been revised on page 49 of the Prospectus in response to the comment.

Business of Old Equitable and Equitable Bank

Sources of Funds

Borrowings, page 87

5.                                      Please revise the weighted average rates during the period in the tabular presentation of Federal Home Loan Bank Advances to be consistent with the amounts presented in the average balance sheets appearing on pages 53 and 54 or advise.

Response:                                        The disclosure has been revised on page 94 of the Prospectus in response to the comment.  Corresponding revisions also were made on pages 61 and 62 of the Prospectus.

The Conversion and Offering

General, page 107

6.                                      We note your disclosure that the plan of conversion and reorganization was adopted on March 3, 2015.  However, the adoption date disclosed in Note 17 — Subsequent Event on page F-53 is March 2, 2015.  Please revise as appropriate.

Response:                                        The disclosure has been revised on page 114 of the Prospectus in response to the comment.

Comparison of Stockholders’ Rights for Existing Stockholders of Equitable Financial Corp.

Dissenters’ Rights of Appraisal, page 133

7.                                      Please do not qualify your discussion of the dissenters’ rights by reference to the Maryland General Corporation Law.  Revise to state that all material information has been discussed.

Response:                                        The disclosure has been revised on page 140 of the Prospectus in response to the comment and to reflect the fact that, under the Maryland General Corporation Law, stockholders of the Company will not have dissenters’ rights so long as the Company’s stock is listed on the Nasdaq Capital Market or another national securities exchange.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 10 — Income Taxes, page F-42

8.                                      Please disclose the nature and amounts of the Other, net in your reconciliation of total income tax expense.  Please also tell us the nature, the related amounts and the fiscal periods of the one-time adjustments.  Please refer to ASC 740-10-50-12.

Response:                                        The disclosure has been revised on page F-42 of the Prospectus in response to the comment.  We supplementally advise the Staff that the category of items formerly grouped as “Other, net” is comprised of the following three items: non-deductible expenses, return-to-provision adjustments and additions in excess of the base year loan reserve. Nondeductible expenses represent expenditures that are not deductible for income tax purposes and thus are permanent differences. Return-to-provision adjustments represent the difference between the estimated income tax expense (benefit) per the Company’s consolidated financial statements and the actual expense (benefit) reported on the Company’s income tax returns.  Such return-to-provision adjustments are recorded in the period in which the returns are filed.  As such, the $32,614 item for the year ended June 30, 2014 was realized in January of 2014 in relation to the 2013 income tax returns. The $75,833 item for the year ended June 30, 2013 was realized in January of 2013 in relation to the 2012 income tax returns.

The remaining item that formerly was included in the “Other, net” category is the result of the Company recording additions to loan losses in excess of the “base year” tax-basis allowance for loan losses as a rate reconciliation item, as opposed to recording it as an increase to a deferred tax liability.  In relation to financial periods impacted, this resulted in a reduction of the income tax benefit of approximately $32,000 for the six months ended December 31, 2014, an increase to the income tax benefit of approximately $327,000 for the year ended June 30, 2014, and an increase to the income tax benefit of approximately $35,000 for the year ended June 30, 2013.

Although this last item involves an error under generally accepted accounting principles in reporting additions in excess of the base year loan reserve, and therefore involves a “misstatement”(1), the Company does not view the misstatement as material.  Its independent auditors concur in this assessment.  In this respect, the Company notes that the quantitative effect of the misstatement as of June 30, 2014, the end of its most recent fiscal year, amounted to only 1.8% of the Company’s ending equity and only 0.2% of the Company’s total earning assets.  In terms of qualitative factors, the Company notes the following:

•                  The misstatement was not intentional.

•                  The misstatement does not arise from an item capable of precise measurement, but instead arises from estimates related both to the allowance for loan losses and to the amount of the deferred tax liability associated with that allowance.

•                  The misstatement does not mask a change in earnings or other trends.  Regardless of the accounting treatment for this item, earnings improved substantially from the fiscal

(1)                                 As used herein, “misstatement” has the specific meaning given to it in SEC Staff Accounting Bulletin No. 99 and refers to an item that is presented in the financial statements in a manner that is not in conformity with GAAP.

year ended June 30, 2013 to the fiscal year ended June 30, 2014.

•                  The misstatement does not hide a failure to meet analysts’ consensus expectations.  The Company is not covered by analysts at the present time.

•                  The misstatement does not change a loss into income or vice versa.  Regardless of the accounting treatment for this item, the Company had positive net income in all reported periods.

•                  The misstatement does not affect the Company’s compliance with regulatory requirements.  Regardless of the accounting treatment for this item, the Company and its subsidiary bank were in compliance with all regulatory requirements, including all capital requirements, in all reported periods.

•                  The misstatement does not affect the Company’s compliance with loan covenants or other contractual requirements.  The Company does not have any loan agreements or other material contracts that include covenants that are affected by the misstatement.

•                  The misstatement does not have the effect of increasing management’s compensation.  The Company does not have any management compensation plans or programs that are tied to financial results impacted by the accounting treatment for this item.

•                  The misstatement does not involve concealment of an unlawful transaction.

With respect to this final qualitative factor, not only does the misstatement not involve any unlawful transactions, it also does not involve concealment of any kind.  Footnote 10 to the financial statements, on page F-42 of the Prospectus, provides the reconciliation of the provision for income taxes and also discloses the failure to record the deferred tax liability.  Footnote 10 states:

“Retained earnings at June 30, 2014 and 2013 include certain historical additions to bad debt reserves of approximately $3,199,000 and $2,237,000, respectively, for which no deferred federal income tax liability has been recorded.  This amount represents an allocation of income to bad debt deductions for tax purposes alone.  If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, federal taxes would be imposed at the then-applicable rates.  The related amount of unrecognized deferred tax liability was approximately $1,088,000 and $760,000 at June 30, 2014 and 2013, respectively.”

Based on the foregoing, the Company has determined that any misstatement related to additions in excess of the base year loan reserve is not material.  As a result, the Company has not corrected any such misstatement for prior periods.

* * * * * *

We believe the foregoing is responsive to the Staff’s comments.  The Company wishes to have the Registration Statement declared effective as soon as possible. Should you have any questions, please do not hesitate to contact the undersigned at (402) 474-6900.

Very truly yours,

/s/ David J. Routh

David J. Routh
For the Firm